SOTON HOLDINGS GROUP, INC.

375 N. Stephanie Street, Suite 1411, Henderson, NV, USA 89014

Tel. (702)9972116

Fax. (702)4468232

E-mail: sotonholdingsgroup@yahoo.com

February 23, 2011

Mr. Scott M. Anderegg

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3561

Re: Soton Holdings Group, Inc

Amendment No. 2 to

Registration Statement on Form S-1

Filed on January 25, 2011

Filing No. 333-170330

Dear Mr. Anderegg:

Pursuant to your telephone conversation with counsel of Soton Holdings Group, Inc., a Nevada corporation (the “Company”), on February 17, 2011, the Company filed Amendment No. 3 to Registration Statement on Form S-1 with the updated financial statements.

Please direct any further comments or questions you may have to the company's legal counsel Mr. Thomas E. Puzzo at:

Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone No.: (206) 522-2256

Facsimile No.: (206) 260-0111

Thank you.

Sincerely,

/S/ Mariya Kokho

Mariya Kokho, President